Exhibit (a)(1)(vii)
Dear Shareholders,
The second quarter of 2026 was marked by continued discussion surrounding private credit. While market narratives may change from quarter to quarter, our focus remains on the factors that have historically driven long-term performance: disciplined underwriting, rigorous portfolio management, and a through-the-cycle investment perspective.
We believe Barings Private Credit Corporation (“BPCC” or the “Fund”) remains well positioned and continues to execute consistently against its investment objective. The Fund’s portfolio remains focused on first-lien senior secured lending to core middle-market companies1, with an emphasis on downside protection and capital preservation. Portfolio fundamentals continue to be healthy, supported by strong borrower performance, low non-accrual levels compared to historical industry averages, prudent portfolio construction, and diversified exposure across industries and issuers.
The Fund continues to deliver attractive long-term results for shareholders. Through May 30, 2026, BPCC generated a net annualized total return2 of approximately 10.5% since inception, competitive with our peer non-traded business development companies3 and comparing favorably to public credit markets over comparable periods.4 We believe these results reflect the benefits of maintaining a consistent investment approach across varying market environments.
Underlying portfolio credit quality remains strong. As of March 31, 2026, non-accruals represented approximately 0.9% of the portfolio at fair value,5 while weighted average interest coverage was approximately 2.6x.6 The Fund also maintains substantial available liquidity, diversified funding sources, and moderate leverage, providing flexibility to support existing investments and selectively deploy capital into new opportunities.
During the second quarter, BPCC received repurchase requests representing approximately 10.87% of shares outstanding as of March 31, 2026. Consistent with the terms of BPCC’s offer to purchase and prior public disclosures, BPCC accepted for repurchase 5% of its outstanding shares for the quarter. As requests exceeded that amount, repurchases will be fulfilled on a pro-rata basis, with shareholders expected to receive approximately 46.01% of their validly tendered shares. Any unfulfilled portion of a repurchase request will not automatically carry forward and may be resubmitted in future quarters, subject to the same liquidity framework.
The Fund’s liquidity framework is designed to protect the interests of all shareholders by balancing near-term liquidity needs with long-term capital stewardship, while supporting portfolio integrity and continued deployment.
We believe the current environment is creating attractive opportunities to deploy capital as volatility drives shifts in credit pricing and structures, offering disciplined lenders the ability to capture enhanced returns with strong protections. Against this evolving backdrop, we believe BPCC's focus on first-lien senior secured lending, conservative portfolio construction, and disciplined risk management positions the Fund well for the future.
Thank you for your continued confidence and partnership.
Sincerely,
Barings Private Credit Corporation

Additional Disclosures
Forward-Looking Statement Disclosure
This communication includes forward-looking statements based on current expectations. The forward-looking statements included herein are identified by use of words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “estimates,” “will,” “should,” “could,” “would,” “likely,” “may” and similar expressions, although not all forward-looking statements include these words. You should not place undue reliance on these forward-looking statements, which are based on information available to the Fund and Barings as of the date of this communication. Except as required by the federal securities laws, neither the Fund nor Barings undertakes any obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements in this letter are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Any forward-looking statement is not a guarantee of future performance and the Fund’s actual results and condition could differ materially from those implied or expressed in the forward-looking statements or from the Fund’s historical performance for any reason, including, without limitation, market conditions, uncertainties surrounding interest rate volatility, changing economic conditions and other factors the Fund has identified in its filings with the Securities and Exchange Commission (the “SEC”), including the factors set forth in “Part I, Item 1A. Risk Factors” included in the Fund’s most recent Annual Report on Form 10-K.
Additional Important Disclosures
Past performance is not a guarantee of future results. This letter shall not constitute an offer to sell or a solicitation of an offer to buy any security, the offer and/or sale of which can only be made by definitive offering documentation.

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1 Companies that typically generate annual earnings before interest, taxes, depreciation and amortization, as adjusted of $15.0 million to $75.0 million.
2 Net total returns are calculated using a geometric return methodology, wherein monthly total returns (or quarterly returns prior to 2023) are calculated by adding the monthly dividend (or quarterly prior to October 2022) to the month-over-month change in NAV and dividing the sum by the prior month's NAV and then compounding values monthly (or quarterly prior to 2023). Returns greater than one year are annualized using a compound annual growth rate (CAGR) calculation and assume reinvestment of dividends and distributions. All returns are derived from unaudited financial information and are net of all Fund expenses. Performance data herein represents past performance and is no guarantee of future results. There can be no assurance that the Fund will achieve its investment objective or avoid substantial losses. The information presented is for a limited amount of time and is not representative of long-term performance of the Fund.
3 As of May 30, 2026, measured by comparing annualized total returns since the five largest peer non-traded business development company’s (BDC) respective inception dates (BPCC inception May 13, 2021) and over the last three years. Peer data is sourced from public filings available through the SEC EDGAR portal and from their public websites where total return data is published each month. The five largest peer non-traded BDCs by total equity as of March 31, 2026 are Apollo Debt Solutions BDC; Ares Strategic Income Fund; Blackstone Private Credit Fund; Blue Owl Credit Income Corporation; and HPS Corporate Lending Fund.
4 As of May 30, 2026, measured by comparing annualized total returns since the Fund’s inception (May 13, 2021) and since April 30, 2021 for public market peer compound returns) and over the last three years. Public market return data references broadly syndicated loans, U.S. investment grade bonds, U.S. high yield bonds, and U.S. public equities, and is sourced from Pitchbook LCD and Nasdaq eVestment.

5 Generally, when interest and/or principal payments on a loan become past due, or if we otherwise do not expect the borrower to be able to service its debt and other obligations, we will place the loan on non-accrual status and will generally cease recognizing interest income on that loan for financial reporting purposes until all principal and interest have been brought current through payment or due to a restructuring such that the interest income is deemed to be collectible.
6 Fair-value weighted average of reported interest coverage ratios (TTM EBITDA / TTM int. expense).